**Brisa**

RECEIVED

2006 JUL 18 P 2:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34855

SUPPL

To:

U.S. Securities and Exchange Commission

Office of International Corporate Finance

Mail Stop 3-2

450 5th Street NW

Washington, DC 20549

06.07.2006 021460

06015260

**Ref:** Rule 12g3-2(b) exemption: submission of information

July 6th, 2006

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Luís D'Eça Pinheiro

Corporate & Investor Relations

7/19

**Brisa-Auto-Estradas de Portugal SA**
Quinta da Torre da Aguilha - Edifício Brisa 2785-599 São Domingos de Rana
EC Carcavelos - Ap.250 2776-956 Carcavelos Portugal Tel. 21 444 85 00 Fax 21 444 87 36 www.brisa.pt

Brisa



RELEASE

BRISA Auto-Estradas de Portugal, S.A., public company with head-office in Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, council of Cascais, holder of corporate tax number 500 048 177, registered at the Commercial Registry Office of Cascais under no. 10 583, with a share capital of € 600 000 000

Under the terms and for the purposes of provision in Article 11 paragraph 1, sub-paragraphs b) of CMVM's Regulation no. 4/2004, BRISA – Auto-Estradas de Portugal, S.A., with head-office in São Domingos de Rana, Quinta da Torre da Aguilha - Edifício BRISA and a share capital of € 600 000 000, registered at the Commercial Registry Office of Cascais under no. 10 583, holder of corporate tax number 500 048 177 (hereinafter "Brisa") hereby informs that on the 4th of July 2006 it purchased 1 353 021 non privatised own shares at the price of € 8,1164 per share, corresponding to approximately 0,226% of the Company's share capital.

As result of this operation, BRISA presently holds 15 998 792 own shares, corresponding to 2,667% of its share capital.

We further inform that since the date of the last communication, no other transaction was carried out.

São Domingos de Rana, 4th July 2006

The Company's Secretary

Brisa

FILE N: 82-3485

22 June 2006

www.brisa.pt

108/INST/DIS/06

# Brisa decides to sell its stake in ONI

*Corporate and Investor Relations Director*
Luis d'Eça Pinheiro
*+351 21 444 95 68*
*lepinheiro@brisa.pt*

*Investor Relations*
Rosário G. Oliveira
*+351 21 44 95 70*
*roliveira@brisa.pt*
Ricardo M. Ferreira
*+351 21 444 95 72*
*ricardo.ferreira@brisa.pt*

*Media Relations*
Franco Caruso
*+351 21 444 95 69*
*franco.caruso@brisa.pt*

Under the terms and for the purposes of article 248 of the Securities Market Code, BRISA – Auto-Estradas de Portugal, S.A. ("Brisa"), hereby informs that following today's meeting of its Executive Committee, it was deliberated to begin the sale process of the 17.19% stake it holds in ONI S.G.P.S., S.A.



*BRISA – Auto-Estradas de Portugal, SA sociedade aberta com sede na Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, concelho de Cascais, com o número de contribuinte 500048177, matriculada na Conservatória do Registo Comercial de Cascais sob o nº10583, com o capital social de Euros 600 000 000*

FILE No. 82-34855

Brisa



RELEASE

PRIVILEGED INFORMATION

BRISA Auto-Estradas de Portugal, S.A., public company with head-office in Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, council of Cascais, holder of corporate tax number 500 048 177, registered at the Commercial Registry Office of Cascais under no. 10 583, with a share capital of € 600 000 000

Following the press release issued on April 7, 2006, BRISA – Auto-Estradas de Portugal, S.A. ("Brisa") hereby informs that, in line with decision announced today by the office of his Excellency the Ministry for the Economy and Innovation, the Government accepted Brisa's appeal submitted on May 8, 2006, approving subject to certain complementary measures, the purchase by BRISA (through Via Oeste, SGPS, S.A.) of a stake corresponding to 40% of the share capital of Auto-Estradas do Atlântico – Concessões Rodoviárias de Portugal, S.A. ("AEA"), concessionaire of motorways A8 (Lisboa/Leiria) and A15 (Caldas da Rainha/Santarém), an operation with had been notified to the Competition Authority in March 2005.

According to the decision announced today, the said operation is of crucial importance for the Portuguese economy on account of the development of the sector concerned, which is a strategic sector at domestic level but also because of the resizing of the companies concerned that will provide added innovation capacity and increased competitiveness at international level, with inevitable benefits for the domestic economy.

This decision and the rapidity with which it was taken will allow BRISA to strengthen its current holding in AEA, corresponding to 10% of this company's share capital.

São Domingos de Rana, 7 June 2006